VANC Pharmaceuticals Inc.

Management’s Discussion & Analysis

For the three and six months ended

June 30, 2017

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

This Management Discussion and Analysis (“MD&A”) of VANC Pharmaceuticals Inc. (“VANC”, the “Company”, “we”, “us” or “our”) for the three and six months ended June 30, 2017 and is as on August 1, 2017. This MD&A should be read in conjunction with the unaudited financial statements of the Company for the three and six months ended June 30, 2017 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about VANC Pharmaceuticals Inc. can be found on the SEDAR website (www.sedar.com) and on the Company’s website (www.vancpharm.com).

Forward Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only VANC’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results for the three and six months ended June 30, 2017 and for the fiscal year ended December 31, 2016 in VANC’s annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, VANC does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

OVERVIEW

The Management’s vision in 2017 has been to re-position the Company to become a health solutions provider for Canadians and healthcare professionals. Our primary mandate is to provide pharmacists and their patients with high quality, yet affordable, OTC healthcare products and generic pharmaceuticals. In addition, the Company is focused on providing new innovative tools for pharmacists and patients to manage chronic health conditions. Thus, solutions and programs offered by VANC comprise three verticals: generic prescription products, premium and ‘Made in Canada’ OTC products and point-of-care technologies. VANC is currently working with pharmacy partners to leverage point-of-care technologies to create new clinical pharmacy services, new revenue streams for pharmacies, and expand the scope of practice of pharmacists. These products and point-of-care technologies will continue to grow the relationship between VANC and pharmacies to increase our sales revenues.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

The Company continued to maintain provincial formulary approvals and renewals for all products in major provinces across Canada in the second quarter of 2017. The Company’s sales and marketing activities have continued in British Columbia, Alberta, Quebec and Ontario. We commenced our operations in Manitoba and Saskatchewan in early Q2. The Company is planning the expansion of sales and marketing in the Atlantic Provinces in Q4 2017. VANC OTC products division is primarily engaged in the marketing and sales of novel and proprietary OTC healthcare products shown to deliver consistent and reliable results in the prevention of various ailments and conditions.

VANC sources its products at Health Canada authorized GMP-manufacturing sites globally. These Heath Canada recognized sites can manufacture a wide range of generic pharmaceuticals and OTC healthcare products under the VANC label. VANC owns the trademark right of its product labels.

In June 2016, VANC Pharmaceuticals Inc. entered a definitive agreement for filing two abbreviated new drug submissions (ANDS) with exclusive marketing rights to Canada from an unnamed manufacturer. The manufacturing company is vertically integrated and manufactures these and other products from active pharmaceutical ingredient (API) to finished dosage forms. The manufacturer has USFDA and EU approved manufacturing facilities. One of these molecules ranks among the top 3 molecules in Canadian generics market in 2015, with the market size of approximately $180 million (source: IMS Health, 2016). The product development and regulatory work has commenced.

OTC Products Portfolio

Our portfolio of OTC products contains Hema-fer™ (Natural iron supplement for iron deficiency anemia), Cortivera (hydrocortisone cream/ointment in combination with Aloe Vera), Cortivera-H (hydrocortisone cream) and Sennace (natural laxative for temporary relief of constipation).

HEMA-FER™

Hema-Fer™ (NPN: 80065873), a natural iron supplement manufactured in Canada, contains 12 mg of elemental iron, naturally derived from heme iron polypeptide supplement, recommended for the prevention of anemia and iron deficiencies. Hema-Fer™ contains the highest strength of heme sourced iron available in Canada. Hema-Fer™ provides a high absorption rate with minimal gastrointestinal side effects. In Q2 2017, Health Canada has approached us to seek approval for heme iron source products under a class-III (non-traditional) application. This regulatory change has nothing to do with safety and efficacy of an individual product such as VANC’s Hema-Fer, it is a straightforward re-categorization of registration. In order to meet the new Health Canada regulations, VANC has submitted a class-III application for Hema-Fer in April 2017, and approval is expected soon under this category (standard processing time 180 days).

Hb-Plus

The Company received Health Canada approval for Van-Fer tablets (NPN: 80070021) and capsules (NPN: 80070125), containing 300 mg of Ferrous Fumarate, an iron supplement indicated for the prevention of anemia and iron deficiencies; the company has since changed the name of this product to Hb-Plus. Health Canada has asked us to revise the regulatory classification of the product and this process has been initiated and the old NPNs were withdrawn. Addition of Hb-Plus to our OTC product list is part of the company’s focus to develop a portfolio of iron supplements. The Company is expecting the revised approval by Q3 of 2017.

The iron supplements market in Canada is estimated to be around $75 million per annum, based on IMS Health 2015 data. Iron supplements with provincial health care coverage constitute approximately $20 million. Ferrous Fumarate has the largest share of this segment with market sales of about $12 million.

CORTIVERA™, CORTIVERA PLUS™

Cortivera™ and Cortivera Plus™ (Natural Product Number (NPN): 80037898) are indicated for a wide range of minor skin irritations, allergic reactions and eczema. Both products are formulated with aloe vera with Cortivera™ containing 0.5% hydrocortisone and Cortivera Plus™ containing 1% hydrocortisone. Both are available in cream and ointment form to meet the specific needs of patients. The combination of aloe vera and hydrocortisone soothes skin irritations such as minor burns, allergic itch, insect bites, sunburns, and eczema, in addition to acting as an anti-inflammatory. The products are made in Canada.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

The hydrocortisone topical cream & ointment market in Canada is estimated to be around $14 million per year, based on IMS Health data.

CORTIVERA™-H

Health Canada has approved Cortivera™-H (NPN: 80066699), another premium topical product from VANC for minor skin irritations. Cortivera™-H has been approved for provincial reimbursement programs in BC and QC, and is in the process of getting listed on other provincial formularies. Cortivera™-H, a made in Canada product, contains 1% hydrocortisone cream for the treatment of minor skin irritations associated with redness, itching, dryness and scaling; rashes, eczema, insect bites, poison ivy, poison oak, poison sumac, contact Seborrheic dermatitis, psoriasis, external genital feminine itching and anal itching due to hemorrhoids.

The hydrocortisone compounding topical cream market in Canada is estimated to be around $4 million per year, based on IMS Health data.

SENNACE™

The Company added a new senna laxative product SennaceTM, which contains 8.6 mg of sennosides, and commenced sales of Sennace in December 2016. This product has received approval for listing in BC and QC formularies and is in the process of getting listed on other provincial formularies.

The sennosides laxative market in Canada is estimated to be around $4.5 million per year, based on IMS Health data, 2015. In addition to the above listed OTC products, the company will be adding new molecules that are at the various stages of approval with Health Canada.

Generics Product Portfolio

The Company received Notice of Compliance (NOC) from Health Canada for 41 generic molecules. These 41 molecules will comprise of 92 dosage forms across various therapeutic categories; including both chronic (long term) therapy and acute (short term) therapy. The Notice of Compliance from Health Canada provides the authorization for VANC to market and sell the generic molecules in Canada. The estimated market size for those products is $820 million based on IMS Health, 2015 source.

The status of Provincial Formulary of the Company’s products is the following:

	BC	ON	AB	QC	MB	SK
Number of molecules listed	31	28	20	29	22	17
Under Review	0	4	5	2	7	9
Non-Benefit	7	7	10	1	2	2

The Company has submitted actively marketed products for formulary listing in Atlantic provinces; these applications are under review at an advanced stage for approval.

A full listing of the molecules and stock keeping units listed in each of the provinces of Canada can be seen at http://vancpharm.com/products/. The following table summarizes our portfolio of generic products:

Molecule Name	Presentations	Brand Reference
VAN-Alendronate	5 MG, 10 MG and 70 MG Tab	Fosamax™
VAN-Amlodipine	5 MG and 10 MG Tab	Norvasc™
VAN-Anastrozole	1 MG Tab	Arimidex™
VAN-Bicalutamide	50 MG Tab	Casodex™
VAN-Ciprofloxacin	250 MG, 500 MG and 750 MG Tab	Cipro™
VAN-Citalopram	10 MG, 20 MG, 40 MG Tab	Celexa™
VAN-Donepezil	5 MG and 10 MG Tab	Aricept™
VAN-Finasteride	5 MG Tab	Proscar™

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

VAN-Fluoxetine	5 MG and 20 MG Tab	Prozac™
VAN-Gabapentin	600 MG and 800 MG Tab	Neurontin™
VAN-Gabapentin	100 MG, 300 MG and 400 MG Cap	Neurontin™
VAN-Irbesartan	75 MG, 150 MG and 300 MG Tab	Avapro™
VAN-Irbesartan-HCTZ	150+12.5 MG, 300+12.5 MG and 300+25 MG Tab	Avalide™
VAN-Letrozole	2.5 MG Tab	Femara™
VAN-Levetiracetam	250 MG, 500 MG and 750 MG Tab	Keppra™
VAN-Losartan	25 MG, 50 MG and 100 MG Tab	Cozaar™
VAN-Losartan-HCTZ	50+12.5 MG and 100+25 MG Tab	Hyzaar™
VAN-Metformin	500 MG, 850 MG Tab	Gluocophage™
VAN-Montelukast	4 MG and 5 MG Chew Tabs	Singulair™
VAN-Montelukast	10 MG Tab	Singulair™
VAN-Mycophenolate	250 MG Tab	CellCept™
VAN-Mycophenolate	500 MG Cap	CellCept™
VAN-Olanzapine	2.5 MG, 5 MG, 7.5 MG, 10 MG and 15 MG Tab	Zyprexa™
VAN-Olanzapine ODT	5 MG, 10 MG, 15 MG and 20 MG Tab	Zyprexa Zydis™
VAN-Omeprazole	20 MG DR Tab	Losec™
VAN-Ondansetron	4 MG and 8 MG	Zofran™
VAN-Pantoprazole	40 MG Tab	Pantoloc™
VAN-Pioglitazone	15 MG, 30 MG, 45 MG Tab	Actos™
VAN-Quetiapine	25 MG, 100 MG, 200 MG, 300 MG Tab	Seroquel™
VAN-Ramipril	1.25 MG, 2.5 MG, 5 MG, 10 MG and 15 MG Cap	Altace™
VAN-Rizatriptan	5 MG and 10 MG Tab	Maxalt™
VAN-RizatriptanODT	5 MG and 10 MG Tab	Maxalt MLT™
VAN-Sertraline cap	25 MG, 50 MG and 100 MG Cap	Zoloft™
VAN-Sildenafil	25 MG, 50 MG and 100 MG Tab	Viagra™
VAN-Telmisartan	40 MG, 80 MG Tab	Micardis™
VAN-Telmisartan-HCTZ	80+12.5 MG, 80 +25 MG Tab	Micardis Plus™
VAN-Topiramate	25 MG, 100 MG, 200 MG Tab	Topamax™
VAN-Valacyclovir	500 MG Tab	Valtrex™
VAN-Zolmitriptan	2.5 MG Tab	Zoming™
VAN-Zolmitriptan-ODT	2.5 MG Tab	Zoming Raplmelt™

Future Product Pipeline

The Company is always looking to expand its product portfolio with strategic products and technologies which will complement our current products. A few products are currently filed with Health Canada for approval.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

Q2 2017 CORPORATE UPDATE

•The Company has made changes to management as well as the marketing and sales team in Q2 2017. Mr. Raj Padhiyar joined company as a new finance controller effective June 2017.

•Our National Sales Director continues to make business proposals to large and mid-sized corporate banners and regional pharmacy chains. These proposals have already succeeded in acquiring a few new customers, and started bringing in revenues.

•Customer relationships with the independent pharmacy community have been strengthened with the help of Mr. Rai and the sales team, thanks to their long term personal relationships in the industry. The Company has leveraged these relationships to secure a few new accounts in this sector for long-term business.

•Our management and sales team reviewed our generics product portfolio in Q1 2017 and focused on commercialization of short listed products in Q2. All these products are used in chronic therapeutic areas. Details are given in the table below:

Product Name	Strength	Therapeutic Area	Market Volume (M$) (Source: IMS Health 2016)
VAN-Amlodipine	5 mg	Antianginal Agent	79.91
	10 mg	Antianginal Agent	58.11

VAN-Fluoxetine	10 mg	Neurological	10.41
	20 mg	Neurological	33.96

VAN-Mycophenolate	250 mg	Immunosuppressive	2.04
	500 mg	Immunosuppressive	28.96

VAN-Omeprazole	20 mg	Gastroesophageal	25.67

VAN-Ondansetron	4 mg	Antiemetics	7.99
	8 mg	Antiemetics	18.80

VAN-Pioglitazone	15 mg	Endocrine	1.48
	30 mg	Endocrine	4.13
	45 mg	Endocrine	3.19

VAN-Rizatriptan	5 mg	Neurological	0.34
	10 mg	Neurological	6.10

VAN-Rizatriptan-ODT	10 mg	Neurological	11.75

VAN-Sildenafil	100 mg	Cardiovascular	67.35

VAN-Zolmitriptan-ODT	2.5 mg	Neurological	7.77

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

•At the end of March, the Company achieved a listing with one of the largest national distributors for those short listed 11 molecules. These listings have resulted in creating sales of generics in Q2 2017

•The Company continued to honor the agreement made in previous quarter with one of the national banner groups and supplied the product Van-Pioglitazone (15, 20 and 45 mg) exclusively for their private formulary in Alberta region. The market volume of this product for the given province is $1.6 M (Source: IMS Health 2016) and this corporate banner is expected to take a bigger share in that marketplace.

•The Company continued to strengthen its affiliation with currently partnered banners. One of the major corporate banners in BC added a VANC OTC product to their private formulary.

•The Company continued to present business proposals and started negotiations with various different pharmaceutical entities to offer HealthTab in conjunction with our Generic and OTC product portfolio. Our proposals for this point-of-care service have had a positive reception from these entities, which include various banners and independent pharmacies. The Company is pursuing talks with all interested parties and is expected to launch the program after the completion of financing.

•The Company acquired Canadian distribution rights for another point-of-care product which is used for HIV testing. The manufacturing and label preparations are ongoing to launch this product by end of Q3 2017

•The Company continues to list multiple products in provincial formularies of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec, with review underway for new listings with Atlantic Canada provinces.

•The Company is conducting an ongoing market research program, with the help of our experienced sales team, to choose new products. Many OTC and generic products are under review and we expect to submit for regulatory approvals and manufacturing contracts in the comings months.

•Mr. Mark Kunzli joined VANC’s team as Director of Pharmacy Solutions. His expertise and network connections in the industry will be a strong asset in launching our point-of-care products.

•Mr. Alan Arnstein joined VANC’s team on the Board of Directors in April 2017. Alan brings extensive experience and relationships in the Pharma industry

•The Company finalized and launched our new website which represents VANC with its products and solutions offerings.

RESULTS OF OPERATIONS – THREE AND SIX MONTHS ENDED JUNE 30, 2017

The Gross Margin as a % of Net Sales is 39% and has decreased slightly compared to the same quarter last year by 2%.

Revenue

The Company is continually developing the sales of its generic and OTC products. The gross revenue was in the amount of $832,686 for the six months ended June 30, 2017; Net sales were in the amount of $300,735 for the six months ended June 30, 2017 after deducting the cost of customer marketing and promotional incentives of $531,951 for the six months ended June 30, 2017.

The gross revenue was in the amount of $645,078 for the quarter ended June 30, 2017, and the net sales were $180,249 for the quarter compared to $132,186 in the same quarter last year.

The Company’s generic products portfolio forms about 77% of the gross revenue. Intense competition in this segment leads to lower margins. Currently we are selling to pharmacy chains and independent pharmacies. The Company is reviewing its generic portfolio to market high margin products and at the same time striving to improve margins with our vendors.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

The Company’s sale of higher margin OTC products is showing better acceptance within the medical community. The Company’s OTC products are listed with the largest distributor in Canada. There has been a positive trend in the sale of OTC product from quarter to quarter.

Manufacturing

The Company does not have its own manufacturing facilities and currently relies, and expects to continue to rely, on the third party manufacturers of the product. The Company has various agreements in place to manufacturer its OTC products.

Other Operating Expenses

Management improved the disclosure on expense classification to monitor separate activities cost. Sales and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with running the day-to-day operations of the business.

Product Registration and Development Expenses

Product Registration and Development cost consists of the product registration, in-licensing, renewal of licenses, other regulatory fees and regulatory personal salaries and consulting fees for the total of $55,524 and $98,871 for the three and six months ended June 30, 2017, respectively. Product registration, in-licensing, renewal of licenses, other regulatory fees of $14,427 for the six months ended June 30, 2017 and regulatory personnel payroll of $56,995 for the six months ended June 30, 2017. We currently have one full-time regulatory personnel and one senior regulatory consultant doing the product filings process with Health Canada and other regulatory agencies to support the increased level of OTC and generic product lines.

Sales and Marketing Expenses

Sales and marketing expenses in the amount of $207,885 and $347,104 for the three and six months ended June 30, 2017, respectively. These expenses consist of sales personnel payroll cost of $190,162 for the six months ended June 30, 2017; marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of $53,704 for the six months ended June 30, 2017,and sales force travel and customer relations expenses of $52,355 for the six months ended June 30, 2017.

The efficiencies in the Sales and Marketing expense compared to prior periods is due to restructuring and further optimization of the Sales department. The Company provides free samples of OTC products as a part of market awareness strategy. The company is providing professional use only samples of the OTC products to medical doctors as part of our market awareness strategy. The total cost of the free samples, in the amount of $14,245 for the six months ended June 30, 2017, was reported as part of marketing and advertising expense.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

General and administrative expenses

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Management and consulting fees	30,066	62,000	83,900	124,000
Payroll	27,982	47,418	48,413	61,983
Investor relations	-	22,899	-	45,399
Office maintenance	2,327	9,243	18,558	33,633
Legal, audit and accounting	32,304	(5,063)	54,974	28,646
Travel	2,647	8,100	9,485	18,523
Insurance	17,095	13,835	24,663	25,582
Rent	12,315	11,479	24,414	22,362
Filing and registration fees	20,313	20,837	35,242	36,135
Amortization	7,754	3,936	15,508	7,219
Bank service charges	398	270	939	413
	153,201	194,954	316,096	403,898

The level of general and administrative expenses did not fluctuate significantly in comparison to the previous periods. All the General and Administrative expenses are in line with the normal course of business operations.

Share-based compensation

Share-based compensation of $126,066 were recognized during six months ended June 30, 2017 for stock options vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year.

Inventory Write Down provision

Inventories are stated at net realizable value. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to Other Expense. In the current quarter, the company experienced total write-downs and write-offs of $391,358.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2016. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Jun 2017	Mar 2017	Dec 2016	Sept 2016	Jun 2016	Mar 2016	Dec 2015	Sep 2015
	$	$	$	$	$	$	$	$
Gross revenue	645,078	187,608	437,625	639,472	455,086	929,750	449,686	111,658
Net sales	180,249	120,486	11,295	399,311	132,186	470,898	47,663	108,834
Gross profit	46,738	70,471	(124,446)	178,857	46,019	202,348	34,876	51,588
Other operating expenses	406,434	354,853	519,493	393,471	393,887	395,115	398,312	257,027
Loss before non-cash expense	359,696	265,598	643,938	214,614	347,869	192,767	363,436	196,577
Write-down of inventories	51,138	340,220	291,794	-	-	-	-	-
Share-based compensation	9,059	116,974	67,351	99,567	239,942	516,062	278,317	352,084

Net Loss	419,893	772,793	1,003,083	314,181	587,811	708,829	641,753	548,661
Loss/Share	(0.03)	(0.05)	(0.07)	(0.03)	(0.04)	(0.04)	(0.05)	(0.04)
Total Assets	2,206,409	1,653,750	2,275,335	3,207,417	3,382,698	3,716,744	3,493,205	3,281,742

In Q1 2017 there is an improvement of loss per share by 0.02, from (0.07) per share in Q4 2016. In Q2 2017, there is a further improvement of loss per share by 0.02.

The Company commenced to commercialize its generic and OTC products during the second half of 2015.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through the issuance of common shares. The Company commenced to commercialize its generic and OTC products during the second half of 2015 but has not been able to generate positive cash flows from its operating activity yet. Management anticipate that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:

	Six Months Ended	Six Months Ended
	June 30, 2017	June 30, 2016
	$	$
Cash used in operating activities	(480,565)	(1,290,532)
Cash used in investing activities	-	(6,341)
Cash provided by financing activities	654,099	362,000

Cash and Cash Equivalents, closing Balance	601,016	1,201,039

There is a positive overall cash flow of $173,534 for the six months ended June 30, 2017 compared to negative cash flows of $(934,873) in comparable period in 2016. This has been achieved through streamlining of the operations and strategic planning. During Q2 2017, the Company closed a private placement and issued 4,408,659 units at $0.15 per unit for gross proceeds of $654,099, net of cash share issue costs of $7,200.

In July 2017, the Company collected $527,200 of its accounts receivable and, as of the date of this report, the

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

accounts receivable was reduced to approximately $480,000.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

-the extent to which we will be commercially successful in launching our new OTC and Generic products

-to the extent of liquidation of the existing inventory of Generics and OTCs

-the size, cost and effectiveness of our sales and marketing program, distributions and marketing arrangements.

As at June 30, 2017 the Company had working capital of $1,539,931 (December 31, 2016: $1,876,976). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, may not be sufficient to finance our working capital within the next 6-9 months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Reporting date

Common Shares	19,490,965
Stock Options	450,000
Stock Warrants	4,456,659

COMMITMENTS AND AGREEMENTS

Leased premises

The Company has entered contracts for leased premises, which expire on January 31, 2018. Total future minimum lease payments under these contracts are as follows:

June 30, 2017
$
within one year - 2017	22,564
22,564

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our quarterly consolidated financial statements for the three and six months ended June 30, 2017.

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross margin. Inventory valuation is based on the shelf life of the product. Provision is calculated based on the expiry date, three months or less 100% write down, three to six months 75% write down.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a quarterly consolidated basis.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that VANC will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue VANC business development and marketing activities. In case VANC does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

Development of Technological Capabilities

The market for VANC’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render VANC’s products or services uncompetitive. If VANC needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 70% of its gross sales from four major national distributors for the six months ended June 30, 2017. The ability of the Company to sustain operations is dependent on the continued operation of these customers. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty. The Company views credit risk on cash deposits and accounts receivables as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

contributions.

As at June 30, 2017, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $650,969.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

RELATED PARTY TRANSACTIONS

Related party transactions are shown below:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Management and consulting fees	50,900	62,000	83,900	124,000
Share-based compensation	-	-	92,857	432,072
	50,900	62,000	176,757	556,072

All related party transactions were in the normal course of business operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

OTHER EVENTS

On January 27, 2017, the Company granted 300,000 stock options at an exercise price of $0.22 with an expiry date of January 27, 2022 to MR. Sukhwinder (Bob) Rai, CEO of the Company.

On January 27, 2017, the Company cancelled a total of 1,038,750 stock options.

On April 15, 2017, a total of 37,500 stock options expired unexercised.

On May 25, 2017, the Company cancelled a total of 300,000 stock options.

In July 2017, a total of 150,000 stock options were granted to a director of the Company. Each option can be exercised to purchase one common share of the Company at $0.15 per share for a period of 5 years.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate to allow timely decision-making regarding required disclosures. The Company’s CEO and CFO have concluded that information required to be disclosed in the Company’s consolidated financial statements and MD&A (the “filings”) have been disclosed and fairly presented in the filings and that processes are in place to provide them with sufficient knowledge to support such representation. However, a control system, no matter how well conceived, can

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at August 1, 2017

provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The management of VANC is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

ICFR cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to error, collusion, or improper override. Due to such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis. It is possible to design into the Company’s financial reporting process safeguards to reduce, though not eliminate, this risk.

Officers and Directors

Bob Rai, CEO, Director

David Hall, Chairman

 Alan Arnstein, Director

Raj Padhiyar, interim CFO

Contact

VANC Pharmaceuticals Inc.

Suite 1128 – 789 West Pender Street

Vancouver, BC V6C 1H2

Tel: 604-687-2038 Fax: 604-687-3141